1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 15, 2014

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Private Equity Fund
Registration Statement on Form N-2
File Nos. 333-198176; 811-22990

Dear Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on November 21, 2014, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Private Equity Fund (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on October 15, 2014. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

GENERAL COMMENT:

1.	Comment: Please note that the following comments apply to each section of the Registration Statement, as applicable, and conforming changes, if any, should be made.

Response: The Fund notes that the comments to the Registration Statement apply to each section, as applicable, and conforming changes, if any, will be made accordingly.

2.	Comment: Please confirm that the font size used in the Registration Statement complies with the requirements of Rule 420 under the Securities Act.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Mr. Dominic Minore December 15, 2014 Page 2

Response: The Fund confirms that the font size complies with the requirements of Rule 420 under the Securities Act and that all future amendments to the Registration Statement will comply with Rule 420 under the Securities Act.

PROSPECTUS

3.	Comment: In the first sentence of the Prospectus cover page under “Investment Portfolio,” delete the word “normally” from the phrase “will normally be committed to private equity investments.”

Response: The Fund has revised its disclosure consistent with this comment.

4.	Comment: Please explain the Fund’s policy to “commit,” under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, to private equity investments and explain why the term “invest” is not used instead of “commit.”

Response: The Fund’s policy is written to accurately reflect how private equity investments are generally entered into. Private equity investments are typically structured as commitments to invest in an asset (a direct investment) or a fund, where capital that is committed to be invested will be “called” and invested over time, rather than immediately at the time that the commitment to invest is made.

5.	Comment: On the Prospectus cover page, under “Risk Factors and Restrictions on Transfer,” in the third sentence, insert the phrase “or other” after the word “national.”

Response: The Fund has revised its disclosure consistent with this comment.

6.	Comment: On the Prospectus cover page, change the heading “Management Fee” to “Management and Additional Fees.”

Response: The Fund has revised its disclosure consistent with this comment.

7.	Comment: On the Prospectus cover page, under “Management Fee,” revise the third sentence to state:

The Management Fee is in addition to the asset-based fees and incentive fees paid indirectly out of the Fund’s assets and therefore by investors in the Fund. These fees are paid by the Investment Funds to the general partners or managing members (or persons or entities performing a similar role) of the Investment Funds (such general partner, managing member, or other person/entity in respect of any Investment Fund being hereinafter referred to as the “Investment Manager” of such Investment Fund).

Mr. Dominic Minore December 15, 2014 Page 3

Response: The Fund has revised its disclosure consistent with this comment.

8.	Comment: In the “Summary of Terms – Investment Program” section, in the last sentence of the first paragraph, expand the disclosure to discuss the investment characteristics of the Fund’s direct investments in privately-held operating companies. Please add additional risk disclosure, as appropriate.

Response: The Fund has reviewed its disclosure and respectfully declines to the make the requested changes to the “Summary of Terms – Investment Program” section. The Fund notes that more detailed disclosure on direct investments is included under the heading “Summary of Terms – Private Equity Strategies – Direct Investments.” The positioning of this disclosure after the more detailed description of secondary investments and primary investments is also meant to structure the disclosure consistent with the expected make-up of the portfolio. The Fund notes that direct investments will be limited to no more than 20% of the Fund’s portfolio and therefore providing greater detail on direct investments ahead of the disclosure on secondary and primary investments could create an impression that direct investments would be given greater prominence in the Fund’s portfolio than is expected.

9.	Comment: In the “Summary of Terms – Private Equity Strategies – Secondary Investments” section, in the sixth sentence, insert “(as described below)” as a parenthetical after the phrase “‘J curve’ performance.”

Response: The Fund has revised its disclosure consistent with this comment.

10.	Comment: In the “Summary of Terms – Private Equity Strategies – Investment Opportunities” section, disclose in plain English what the Adviser considers to be “organic” growth strategies.

Response: The Fund has revised its disclosure consistent with this comment.

11.	Comment: In the “Summary of Terms – Private Equity Strategies – Investment Opportunities” section, in the ninth sentence, change the phrase “‘high yield’ or ‘junk’ bonds” to “‘high yield’ bonds, which are also known as ‘junk’ bonds.”

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore December 15, 2014 Page 4

12.	Comment: In the “Summary of Terms – Dividends and Distributions” section, in the last sentence, insert the word “taxable” before the word “distribution.”

Response: The Fund has revised its disclosure consistent with this comment.

13.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, the disclosure states that the Adviser has sole discretion to determine what extraordinary expenses are under the Expense Limitation and Reimbursement Agreement. The disclosure should reference objective criteria (i.e., identifiable factors or relevant accounting standards) that are considered by the Adviser in determining whether a certain expense should be identified as an extraordinary expense.

Response: The Fund has revised its disclosure to include a definition of “extraordinary expenses” which is consistent with relevant accounting literature.

14.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, the disclosure states that, to the extent that the Fund’s total annual ordinary operating expenses, exclusive of the Specified Expenses for any quarter exceed the Expense Cap, the Adviser will waive its fees and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. Please clarify that the Fund calculates its total annual ordinary operating expenses on an annualized basis to make this determination on a quarterly basis.

Response: The Fund has revised its disclosure consistent with this comment to reference the calculation based on the Fund’s total annual ordinary operating expenses, excluding Specified Expenses, as a percentage of the Fund’s quarter-end net assets.

15.	Comment: In the “Summary of Terms – Repurchases of Shares by the Fund” section, the disclosure states that, during a repurchase offer, the Fund will give to Shareholders whose Shares have been accepted for repurchase a Promissory Note, which contains the terms of payment. The disclosure further states that the Payment will be made within 75 days after the Valuation Date, subject to the Fund reserving the right to withhold up to 10% of the Payment until after the completion of the annual audit of the Fund’s financial statements. Please disclose the longest period of time in which a Shareholder may wait before receiving full Payment.

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore December 15, 2014 Page 5

16.	Comment: In the “Summary of Terms – Repurchase of Shares by the Fund” section, at the end of the eighth paragraph, add a cross-reference to “Types of Investments and Related Risks – Valuations Subject to Adjustment.”

Response: The Fund has revised its disclosure consistent with this comment.

17.	Comment: In the “Summary of Terms – Risk Factors – Risks of an Investment in Shares of the Fund” section, expand the fourth bullet risk factor to highlight and summarize the material actual or potential conflicts of interest that a prudent investor should be aware of in connection with his or her decision whether to invest in the Shares of the Fund.

Response: The Fund has revised its disclosure consistent with this comment.

18.	Comment: In the “Summary of Terms – Risk Factors – Investment Program Risks” section, expand the risk disclosure in the ninth bullet point on page 26 to highlight the risks associated with investing in various levels of the capital structure of issuers of structured finance securities, i.e. explain that lower tranches of structured finance securities entail higher risk.

Response: The Fund has revised its disclosure consistent with this comment.

19.	Comment: In the “Summary of Terms – Risk Factors – Investment Program Risks” section, in the third bullet point on page 27, the disclosure states that an Investment Manager of an Investment Fund may receive a performance fee, carried interest or incentive allocation that the Adviser has observed to be generally equal to 20% of the net profits earned by the Investment Fund that it manages, typically subject to a preferred return. Please insert disclosure stating that investors in the Fund will indirectly bear the performance fee, carried interest or incentive allocation that the Fund pays to the Investment Manager of an Investment Fund.

Response: The Fund has revised its disclosure consistent with this comment.

20.	Comment: In the “Summary of Fees and Expenses” section, in footnote (2), disclose that the payment of expenses of issuance and distribution and ongoing offering costs will immediately reduce the net asset value of each Share purchased in this offering. See Instruction 6. to Item 1.g. of Form N-2.

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore December 15, 2014 Page 6

21.	Comment: In the “Summary of Fees and Expenses” section, in footnote (2), disclose the estimated performance-based fees and allocations for the Fund’s first year of operations, as consistent with the calculation/presentation of “Acquired Fund Fees and Expenses” that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

Response: The Fund appreciates the Staff’s comment, but respectfully submits that such an estimate would be too speculative and could create confusion for shareholders. The nature of the fees for the underlying funds in which the Fund will invest are typically structured so that any performance-based fee or incentive allocation is paid upon the realization and/or distribution of gains. In the case of private equity, it would not be uncommon for a fund to have certain years with no realizations or distribution of gains, and other years with substantial distributions of gains. In each case, the performance-based fees may vary widely from potentially no performance-based fee being paid in a given year to other years where there are substantial gains realized and therefore a substantial amount of performance-based fees paid. Additionally, using the performance-based fees of an underlying fund for a prior year as the basis for a forward looking estimate could potentially be misleading, because the nature of private equity investing makes it likely that in many cases a higher performance-based fee in one year will be indicative of a lower performance-based fee in the following year, and vice versa. Based on the fee structure of the underlying funds in which the Fund expects to invest and the fact that the requirements of Form N-2 do not contemplate the typical private equity fee structure where performance-based fees can potentially vary widely from year-to-year, the Fund continues to believe that the presentation requested by the Staff could lead to confusion.

The investment lifecycle of an underlying fund may be difficult to forecast and is subject to myriad factors which make the timing of the realization and distribution of gains inherently unpredictable and thus calculating an estimate of performance-based fees and incentives over a short time frame speculative.

The Fund has disclosed the performance based fees and allocations which may be charged by an Investment Fund throughout its Prospectus, including in the footnotes to the fee table. Importantly, the Fund also notes that the treatment of acquired fund fees and expenses proposed by the Fund is consistent with multiple other registrants operating similar investment programs and strategies.

22.	Comment: In the “Summary of Fees and Expenses” section, in footnote (3), clarify in the disclosure that “any other costs associated with establishing or maintaining a credit facility” are represented in a line item of the fee table.

Response: The Fund hereby confirms that such costs are represented in the “Other Expenses” line item of the fee table.

23.	Comment: In the “Summary of Fees and Expenses” section, revise the disclosure in footnote (3) to state that, if true, the Fund does not intend to issue preferred stock or debt securities in the next twelve months.

Response: The Fund has revised its disclosure consistent with this comment.

24.	Comment: In the “Summary of Fees and Expenses” section, in the last sentence of footnote (5), replace the phrase “up to the then-effective Expense Cap” with “up to the Expense Cap that was in effect during the year in which the fees were waived or expenses were borne by the Adviser.”

Response: The Fund has revised its disclosure consistent with this comment.

25.	Comment: In the “Investment Program – Private Equity Strategies – Investment Opportunities” section, expand the disclosure contained in the fifth paragraph to highlight the risks associated with investing across the capital structure of structured vehicles and other investment products.

Response: The Fund has revised its disclosure consistent with this comment.

26.	Comment: In the “Types of Investments and Related Risks – Structured Finance Securities Risk” section, in the tenth sentence, please insert the phrase “structured finance” before the phrase “security’s priority.”

Mr. Dominic Minore December 15, 2014 Page 7

Response: The Fund has revised its disclosure consistent with this comment.

27.	Comment: In the “Limits of Risk Disclosures” section, please revise the final sentence to state that the Fund will update or supplement its Prospectus in the future, to the extent that, additional principal risks factors not described in the Prospectus become known to the Fund.

Response: The Fund has revised its disclosure consistent with this comment.

28.	Comment: In the “Management of the Fund – The Adviser” section, in the fourth paragraph, clarify that shareholders may not have another opportunity to vote on a new advisory agreement with the Adviser only to the extent that such new advisory agreement is in connection with the separation plan.

Response: Due to recent transactions undertaken in connection with the Separation Plan, the disclosure referenced above has been deleted.

29.	Comment: In the “Calculation of Net Asset Value” section, this section describes the valuation procedures that the Fund’s Board of Trustees has approved. Please provide the Staff with a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Response: The Fund will provide a copy of the draft valuation procedures under a separate cover. When submitted these valuation procedures will be in draft form and will be subject to further refinement and approval upon review by the Fund’s Board of Trustees.

30.	Comment: In the “Management Fee, Administration Fee and Sub-Administration Fee” section, the disclosure states that the Fund will reimburse certain of the Sub-Administrator’s expenses. Please clarify in the Fund’s disclosure whether there is an overall limit the Fund may pay with respect to such expenses, whether such expenses are limited to the Sub-Administrator’s out-of-pocket expenses and whether there will be any mark-up on expenses passed through to the Fund by the Sub-Administrator.

Response: The Fund has revised its disclosure to state that there are no limits on the amounts for which the Fund may reimburse the Sub-Administrator. Supplementally, the Fund notes that any reimbursements would be categorized as other expenses of the Fund and thus subject to the Fund’s expense limitation. The Fund further notes that the amounts reimbursed are expected to reflect the Sub-Administrator’s actual cost.

Mr. Dominic Minore December 15, 2014 Page 8

STATEMENT OF ADDITIONAL INFORMATION

31.	Comment: In the “Conflicts of Interest” section, please revise the last sentence on page 14 to read: Such opportunities may be subject to different terms than those applicable to an investment in the Fund through this offering or the Investment Fund, including with respect to fees and the right to receive information.

Response: The Fund has revised its disclosure consistent with this comment.

32.	Comment: In the “Investment Policies and Practices – Fundamental Policies” section, add disclosure stating that, with respect to the Fund’s non-concentration policy, the Fund will also consider the industry concentration of the Investment Funds when determining compliance with the Fund’s own non-concentration policy.

Response: The Fund appreciates that Staff’s comment, but does not intend to consider the holdings of the Investment Funds when determining compliance with its fundamental policy not to concentrate. The Fund notes that it has disclosure in its SAI which states that the Fund’s investment policies and restrictions do not apply to the activities of Investment Funds.

Further, adding disclosure to the Fund’s SAI to the effect that the Fund would “consider” the concentration limits of the Investment Funds when determining compliance with the Fund’s concentration policy leaves too open-ended the scope and nature of obligation that the Fund would be agreeing to undertake. Such an undertaking would also create practical issues as to the Fund’s ability to comply with such an obligation, as passive investors in the Investment Funds managed by unaffiliated parties.

Finally, we are not aware of any provision of the 1940 Act or any regulation or formal Commission position thereunder that requires an investment company to look through its investments to apply concentration limits to securities which may be owned by such investments.

Mr. Dominic Minore December 15, 2014 Page 9

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld